Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual and Special Meeting of Shareholders of Mountain

Province Diamonds Inc. (the “Corporation”)

June 14, 2012

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Obligations

Section 11.3

Matters Voted Upon

General Business

Outcome of Vote

1.	The election of the following nominees as directors of the	Carried
Corporation:
(a) Jonathan Comerford
(b) Patrick Evans
(c) Elizabeth J. Kirkwood
(d) Carl Verley
(e) David Whittle
(f) D.H.W. (Harry) Dobson
(g) Peeyush Varshney

2.	The reappointment of KPMG LLP, Chartered Accountants, as	Carried
Auditors of the Corporation and to authorize the directors to fix the auditor’s remuneration.

Special Business

3.	Re-approval, confirmation and ratification of the Stock Option Plan.	Carried

Dated at Toronto, as of the 18th day of June, 2012.

MOUNTAIN PROVINCE DIAMONDS INC.

(signed) “Jennifer Dawson”

Per: JENNIFER DAWSON

Chief Financial Officer and Corporate Secretary